

Mail Stop 7010

February 20, 2007

via U.S. mail and facsimile

Mr. Steven L. Fritze
Executive Vice President and Chief Financial Officer
Ecolab Inc.
370 Wabasha Street North
St. Paul, MN 55102

> **RE: Ecolab Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **File No. 001-09328**

Dear Mr. Fritze:

     We have completed our review of this filing and have no further comments at this time.

     If you have any further questions regarding our review of your filing, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

     Sincerely,

     Terence O'Brien
     Accounting Branch Chief